SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. [NO FEE REQUIRED]

For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

              For the transition period from ______________ to _______________

Commission file number 000-25927

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Macatawa Bank 401(k) Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MACATAWA BANK CORPORATION
10753 Macatawa Drive
Holland, Michigan 49424

MACATAWA BANK
401(k) PLAN
TABLE OF CONTENTS

PAGE

Report of Independent Registered Public Accounting Firm

Financial Statements for the Years Ended December 31, 2005 and 2004

        Statements of Net Assets Available for Benefits

        Statements of Changes in Net Assets Available for Benefits

        Notes to Financial Statements

Supplementary Information for the Year Ended December 31, 2005

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	1 2 3 4-8 9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

May 17, 2006

Audit Committee
Macatawa Bank 401(k) Plan
Holland, Michigan

We have audited the accompanying statements of net assets available for benefits of Macatawa Bank 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Macatawa Bank 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The December 31, 2005 supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.

/s/ Rehmann Robson

MACATAWA BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

ASSETS	December 31
	2005	2004
Investments, at fair value
Mutual funds	$11,307,679	$9,094,990
Macatawa Bank Corporation common stock	1,272,463	689,747
Participant loans	1,949	6,910

Total investments at fair value	12,582,091	9,791,647

Cash	31,841	11,735

Receivables
Employer contribution	-	7,271
Dividend receivable	37,894	2,698

Total receivables	37,894	9,969

Total assets	12,651,826	9,813,351

LIABILITIES

Refundable excess contributions	12,363	-
Due to broker	7,683	-

Total liabilities	20,046	-

Net assets available for benefits	$12,631,780	$9,813,351

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2005	2004
Additions to net assets attributed to
Investment income
Net appreciation in fair value of mutual funds	$547,375	$740,549
Net appreciation in fair value of common stock	232,550	100,576
Dividend and interest income	356,867	230,823

Investment income	1,136,792	1,071,948

Contributions
Participant	1,173,877	1,062,090
Employer	613,080	560,613
Rollovers	646,283	454,092

Total contributions	2,433,240	2,076,795

Total additions	3,570,032	3,148,743

Deductions from net assets attributed to
Benefits paid to participants	739,240	382,074
Refunds of excess contributions	12,363	-

Total deductions	751,603	382,074

Net increase	2,818,429	2,766,669

Net assets available for benefits
Beginning of year	9,813,351	7,046,682

End of year	$12,631,780	$9,813,351

The accompanying notes are an integral part of these financial statements.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

1.       DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following description of the Macatawa Bank 401(k) Plan (the “Plan”) provides only general information. Additional information about the Plan agreement is contained in the Plan agreement or the Summary Plan Description.

Description of the Plan

General

The Plan is a defined contribution plan covering all employees of Macatawa Bank Corporation (“Plan Sponsor” or “Corporation”) who have attained the age of 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may contribute annual compensation, as defined in the Plan, up to the maximum amount allowed by the Internal Revenue Code. Participants who have attained age 50 before the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Plan’s Sponsor contributes an amount equal to 100% of the first 3% and 50% of the second 3% of base compensation that a participant contributes to the Plan. Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers 17 mutual funds and Macatawa Bank Corporation common stock as investment options for participants. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Plan Sponsor match, and an allocation of Plan earnings. Plan earnings are allocated based on the ratio of each participant’s account balance to the total account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

A participant is immediately vested in employee and employer matching contributions, plus actual earnings thereon.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Participant Loans

Participant loans, although not permitted by the terms of the current Plan, result from participant rollovers from predecessor plans. Loan balances are secured by the balance in the participant’s account, have interest rates ranging from 5.75% to 6.00%, and expected maturities through March 2007. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account as defined by the Plan agreement. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

On occasion, corrective distributions are made to participants in order for the Plan to comply with Internal Revenue Code contribution limits. Such corrective contributions are included as a deduction from net assets in the statements of changes in net assets available for benefits.

Administrative Expenses

The Plan’s administrative expenses, including salaries, accounting, legal, recordkeeping, and trust services are paid by the Plan Sponsor and qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan’s Advisory Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Mutual funds and corporate stock are stated at fair value, based upon quoted market prices. Money market fund investments and participant loans are reported at cost, which approximates fair value.

Unrealized appreciation in the aggregate fair value of investments represents the change in the difference between aggregate fair value and the cost of investments, including reinvestment of earnings. The realized gain or loss on sale of investments is the difference between the proceeds received and the average costs of investments sold.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair value of investments for such investments.

Payment of Benefits

Benefits are recorded when paid.

2.      INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows at December 31:

	2005	2004

Mutual Funds
Fidelity Spartan U.S. Equity Index Fund	$1,544,289	$1,659,911
Dodge and Cox Stock Fund	1,532,603	863,171
Neuberger Berman Genesis Investor Fund	1,286,158	789,574
Fidelity Dividend Growth Fund	1,227,429	1,260,238
Fidelity Diversified International Fund	1,160,029	784,480
Columbia Acorn Fund	962,958	732,722
Fidelity Government Income Fund	672,391	641,656
Fidelity Aggressive Growth Fund	--	556,769
Common Stock
Macatawa Bank Corporation	1,272,463	689,747

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

3.      PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan's investment in participant loans and Macatawa Bank Corporation common stock as of December 31, 2005 and 2004 represent party-in-interest investment transactions.

Macatawa Bank Corporation, through its trust department, serves as trustee, custodian, and recordkeeper for the Plan. Therefore, all transactions between the Plan and Macatawa Bank constitute party-in-interest transactions. Cash dividends of $18,743 and $7,618 were paid to the Plan by Macatawa Bank Corporation during 2005 and 2004, respectively.

The 34,977 and 21,361 shares of Macatawa Bank Corporation common stock held by the Plan as of December 31, 2005 and 2004 represent approximately 0.34% and 0.24% of the Corporation's outstanding shares as of December 31, 2005 and 2004, respectively.

4.      INCOME TAX STATUS

The Corporation's Board of Directors adopted the Macatawa Bank Prototype 401(k) plan document. The Plan document has received an opinion letter from the Internal Revenue Service dated January 12, 2004, stating that the written form of the underlying prototype plan document is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

5.      PLAN TERMINATION

Although it has not expressed any intent to do so, Macatawa Bank Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

MACATAWA BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

6.      RISKS AND UNCERTAINTIES

The Plan provides for investment options in various mutual funds and Macatawa Bank Corporation common stock. Investment securities are exposed to various risks, such as, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

Refunds of excess contributions represents amounts owed to highly compensated individuals as a result of IRS nondiscrimination testing. This amount is accrued for financial statement purposes and recorded when paid in the Form 5500.

The following is a reconciliation of net assets available for benefits reported in these financial statements to the amounts reported on Form 5500 at December 31, 2005:

Net assets available for benefits reported
in these financial statements	$12,631,780
Refunds of excess contributions	12,363

Net assets available for benefits reported on
the Form 5500	$12,644,143

* * * * *

SUPPLEMENTARY INFORMATION

MACATAWA BANK 401(k) PLAN

EMPLOYER IDENTIFICATION NUMBER 38-3378283

PLAN NUMBER 001

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Mutual funds
	Fidelity Investments	Spartan U.S. Equity Index Fund 34,970 shares	$1,544,289
	Dodge and Cox Funds	Dodge and Cox Stock Fund, 11,169 shares	1,532,603
	Neuberger Berman	Neuberger Berman Genesis Investor Fund, 37,862 shares	1,286,158
	Fidelity Investments	Dividend Growth Fund, 42,634 shares	1,227,429
	Fidelity Investments	Diversified International Fund, 35,649 shares	1,160,029
	Columbia	Columbia Acorn Fund, 34,184 shares	962,958
	Fidelity Investments	Government Income Fund, 66,442 shares	672,391
	Vanguard	Vanguard Mid-Cap Index Fund, 33,385 shares	588,578
	Federated	Kaufman Fund, 100,809 shares	564,531
	Value Line Mutual Funds	Value Line Income Growth Fund, 62,343 shares	521,812
	T. Rowe Price International	T. Rowe Price PS Balanced Fund, 20,740 shares	389,293
	T. Rowe Price International	T. Rowe Price PS Growth Fund, 11,479 shares	265,058
	Northern Trust	Money Market Fund, 245,318 shares	245,319
	Wells Fargo	Wells Fargo Opportunity Fund, 3,192 shares	143,231
	American Fund	American Funds AMCAP R5 Fund, 7,042 shares	135,002
	T. Rowe Price International	T. Rowe Price PS Income Fund, 3,896 shares	58,713
	T. Rowe Price International	T. Rowe Price Growth Stock Fund, 362 shares	10,285

			11,307,679
	Common stock
*	Macatawa Bank Corporation	Common stock, 34,977 shares	1,272,463
	Loans
*	Participant loans	Maturing through March 2007 with interest rates ranging from 5.75% to 6.00%, secured by participant account balances	1,949

	Total		$12,582,091

(*)     An asterisk in this column identifies a person known to be a party-in-interest.

SIGNATURES

        The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Macatawa Bank Corporation 401(k) Plan have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 27, 2006	MACATAWA BANK 401(K) PLAN By: /s/ Thomas DeWitt —————————————— Thomas DeWitt

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm